Exhibit 99.1

Kenon Announces Changes to Kenon’s Board of Directors and Qoros’ Executive Management

Singapore, March 21, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is providing the following updates with respect to changes to its board of directors and the executive management of Qoros Automobile Co., Ltd. (“Qoros”).

Changes to Kenon’s Board of Directors

Mr. Kenneth Cambie has notified the board of directors of Kenon of his resignation as a director of Kenon. Mr. Cambie had served as the chairman of the board. The board of directors would like to thank Mr. Cambie for his service to Kenon.

Mr. Cyril Pierre-Jean Ducau, who currently serves as a director of Kenon, has been appointed to serve as the chairman of the board of Kenon.

Changes to Qoros’ Executive Management

The board of directors of Qoros has appointed Mr. Leon Liu, who currently is the Chief Operating Officer of Qoros, to serve as the Chief Executive Officer of Qoros.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246